Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: December 22, 2020

In connection with MDC Partners Inc.’s (“MDC”) proposed business combination with Stagwell Media LP, the following article and interview with Mark Penn, Chairman and CEO of MDC and Managing Partner of The Stagwell Group, was published by AdAge on December 22, 2020.

MARK PENN ON WHAT TO EXPECT FROM THE MDC PARTNERS-STAGWELL GROUP MERGER

The chairman and CEO says it's too early to make a decision on the naming of the combined company but confirmed MediaLink is helping on that front

By Lindsay Rittenhouse. Published on December 22, 2020.

[Image of Mark Penn]

Caption: Mark Penn will be chairman and CEO of the combined company

Credit: Max Sternlicht/Ad Age

MDC Partners announced last night that its board of directors approved a merger agreement with The Stagwell Group, giving the already largest shareholder of the holding company behind agencies like Anomaly and 72andSunny a 79% controlling stake in the combined entity.

The deal, anticipated since its proposal in June, is subject to various approvals including by MDC shareholders, but the companies hope to complete the transaction in the first half of 2021. Stagwell and MDC say the merged business will have an estimated pro forma revenue of about $2.1 billion for 2020.

Ad Age caught up with Mark Penn, who will be chairman and CEO of the combined company, following an earlier morning call with investors today. In the discussion, the current CEO and chairman of MDC Partners and managing partner of Stagwell Group delves further into depth on what the industry should expect from the merger as well as what the future will hold for its agencies.

The following interview has been lightly edited for brevity and clarity.

What should we expect on the branding front? The value in MDC is its agency brands, yet the name arguably carries some baggage. Stagwell will control things under the deal, so would it make sense to name the company Stagwell?

I think we’re going to have a couple of months to consider that sensitive question. No news to break on that.

I heard a few weeks ago that you hired MediaLink to lead some sort of assessment on the merger. Can you give any color on that partnership?

MediaLink is a partner and has been a partner of both Stagwell and MDC so they are in a good position to offer some good advice on that [branding] front.

How will Stagwell agencies fit into these clusters you’ve been forming within MDC? You mentioned on the investor call this morning that Code and Theory had worked with Doner on a pitch. Might that shop, for example, join the Doner-led network or will agencies be merged and reduced?

We formed a series of networks and those networks will continue to be the drivers of talent and combined services. We may have some Stagwell companies join those networks and I also think there are some companies in research and other offerings related to media and performance marketing that will span all those networks and serve as the underpinning to all of them.

This really is about collaboration, not consolidation, and we expect these networks will be enhanced by the backbone of services.

You will be chairman and CEO of the merged company. Can you give any insight into who else will sit on the management team?

It’s a little early on that. We’re still waiting obviously on regulatory and shareholder approval, but I think there is a great combination of management here from both companies. Over here at MDC we have [Executive VP of Strategy and Corporate Development] David Ross, general counsel, and [Chief Financial Officer] Frank  Lanuto. Over at Stagwell we have [Partner] Jay Leveton and [Chief Financial Officer] Ryan Greene.

We are looking to draw upon all the top talent from both companies. Very important to all of this is the newly-formed integrated solutions group, which is about bringing resources together for larger pitches, which originally sat across MDC and now will sit across MDC and Stagwell so clients can get all the resources they need.

Is the $30 million in projected cost savings realistic? Investor slides show where it would come from—$10 million from “media.” Can you explain that?

It has obviously been carefully put together by a combination of financial and work teams. A lot of those synergies come from simplified operations, continued back-office consolidation. One of the things I tried to do is to keep the cultures, what I call the front office. Agencies will continue to offer their unique cultures and creativity to clients while we bring together the back office—HR, IT, finance, accounting. Media is a heavy, back-office service. By combining back offices in media, we will create a much more efficient offering.

We continue to generate savings across real estate. We recently opened up the new headquarters in the World Trade Center [in New York], consolidating 13 [offices] within MDC. We hope to do something similar in L.A. and other hubs.

How does Stagwell fit into this real estate consolidation? Will we see MDC and Stagwell sharing offices?

We will when appropriate. You are definitely going to see that. As it is in the World Trade Center, Stagwell is a few floors below MDC. That’s already been quite convenient, bringing together about 1,500 people from both companies in a single place.

Do you expect layoffs? How many jobs will be cut in that $30 million in cost savings?

Principally this is about collaboration, not consolidation. This is a larger-sized organization. I’m not going to speculate on how these things will be consolidated but this is primarily about growth. When you look at what we’re trying to achieve—9% total growth every year—key to reaching that [goal] will be making administrative changes. We will be leveraging existing teams to handle more and more and become more efficient.

There was a quote that made headlines in November when Domino’s sent its account from CPB to WorkinProgress. Domino’s Chief Marketing Officer Art D’Elia said the company prefers the flexibility of an independent model over a holding company model. What do you make of this argument that holding companies aren’t as flexible or efficient as independents?

We have the right balance of talent and technology to be responsive to fast-moving client needs. The largest holding companies got too big, they had trouble catching up and they became too bureaucratic. Meanwhile the consultancies couldn’t draw the creative talent.

What makes us unique is the top creative talent at places like 72andSunny and Forsman & Bodenfors, combined with our technology offerings. It’s typical for independents to pick up more limited assignments but in the new marketing world where you need to get the right ads to the right audiences at the right times, clients require 360-degree scale. This merger provides the ability for us to unlock larger clients against larger holding companies.

What is the future of your creative agencies, and CPB and Anomaly in particular? Both those agencies have struggled recently with layoffs and account losses.

Part of what I believe about agencies is that they do have continuing life. Anomaly has been doing absolutely great; they won the North American Coke creative business. [Editor's note: Coca-Cola threw it's entire account up for review this month.] Individual clients come and go in this industry, and more often with the changes of CMOs. I was one of those when I took the advertising job at Microsoft. There’s always creative destruction in this industry, but we saw these agencies achieving remarkable growth in the pandemic. You look at the amazing clientele they have; Fortune 500 companies. Individual clients come and go, but the base at these agencies is really remarkable. Our ability now to penetrate the needs more deeply across clients is dramatically advanced in this combination. I am quite bullish on both CPB and Anomaly.

What really happened with Alex Bogusky and what does the future of CPB look like without his leadership? The co-founder left the agency at the start of 2020 less than 18 months after he returned.

I think agencies have to move on under new generations of leadership. We will continue to invest in great leadership and great talent. There is a new CPB [U.S.] chief creative officer [Jorge Calleja] just announced. We have the ability to invest and grow talent and we will do that.

WPP sold its research business, Kantar. Why does it make sense for MDC and Stagwell to keep a research business?

Well, first WPP only sold part of the revenue stream of their research business. I am quite knowledgable about research and we have really great firms led by the Harris Poll. We have NRG [purchased from Nielsen] out in California that has worked on marketing and now works for all the streaming companies in all growing areas in content development. These are great businesses bringing strategic insight to clients.

We also are going to leverage the unique assets we have from millions of consumer interviews across 13 markets—we can enable both the media and creative teams to access the best possible market profiles for any brand or product in the span of a couple of days. The competitive advantage for us is leveraging our proprietary data operation without having to spend millions of dollars.

In June, you said the combined business would be worth $4.25 a share. The stock today, the morning after the formal deal announcement, is trading around $2.48, not much above Monday’s close of $2.23. What happened to that $4.25 valuation?

We have not in any way backed off of that as a principle but this is still a deal in progress. We have regulatory and shareholder approvals. This is the first day we filed the deck for investors. It’s not the best week for spreading information, but we’re giving guidance on EBITDA that is better than last year despite the pandemic. We’ve shown the dramatic growth of  Stagwell. It will take time to analyze and see the unique benefits of this combination.

What are your predictions for 2021 in terms of new business growth and how this merged company will fit into an evolving, post-pandemic industry?

I think 2021 will be characterized by coming out of the pandemic; maybe not as quickly as everyone would like. I see April as a turning point. Hopefully we will see summer be a renewed travel season if things go as expected with the [COVID] vaccine, building up to an even stronger 2022. We are really well positioned by design, frankly. I started Stagwell five years ago to put together primarily digital-based companies. MDC is getting the best talent and is unmatched across the industry. When you bring the two together, it should provide the scale and technology to get us into more rooms when people consider more business and get us coming out with bigger and bigger wins.

Correction: An earlier version of this story misquoted Penn as saying the company predicts it will achieve 9% annual organic growth as a result of the merger. It is actually 9% total growth annually.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the proposed business combination with subsidiaries of Stagwell (the “Proposed Transaction”); the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”) the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy/Prospectus, and under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2020 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the six-months ended June 30, 2020 under Item 1A and in MDC’s Quarterly Report on Form 10-Q for the nine-months ended September 30, 2020. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;

•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;

•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;

•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;

•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and

•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC will file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of MDC (the “Proxy Statement” and, together with the Form S-4, the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus, when available, and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus when filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting will be included in the Proxy Statement/Prospectus to be filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.